Sheet1

Meeting date September 11, 2000
Record date July 14, 2000

Low Duration Fund

Proposal 1: To approve the transfer of all or substantially all of the Fund assets to a master fund in a master/feeder structure.
	Shares voted	% of total Shares Voted
For	17,569,580	90.96
Against	955,599	4.95
Abstain	791,330	4.09
Total Shares Voted	19,316,509	100.00

Proposal 2: To approve the proposed investment advisory and administration agreements.
	Shares voted	% of total Shares Voted
For	17,777,010	92.03
Against	745,666	3.86
Abstain	793,833	4.11
Total Shares Voted	19,316,509	100.00

Last Updated on 02/28/2001
By MLMAG